Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Filed by: Hydrogenics Corporation
Subject Company: Algonquin Power Income Fund
Exchange Act File Number of Subject Company: 333-141569

PRESS RELEASE

Hydrogenics to Host Conference Call on Monday, July 27, 2009

Mississauga, Ontario — July 24, 2009 — Hydrogenics Corporation (TSX: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced it will host a conference call on Monday, July 27, 2009 at 10:00 am Eastern for the special meeting of holders of common shares of Hydrogenics.  During this meeting, such holders will be asked to approve the proposed arrangement (the “Arrangement”) in connection with the non-dilutive financing transaction to be implemented pursuant to a support agreement among Hydrogenics, the trustees of Algonquin Power Income Fund (“Algonquin Power”), and a newly created subsidiary of Hydrogenics (“New Hydrogenics”), which was previously announced on June 12, 2009.

The telephone number for the conference call is 719-325-2426.  A live webcast of the call will also be available on the company’s website, www.hydrogenics.com.  The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling 888-203-1112, conference ID #2498200. The encore recording will be available two hours after the conference call has concluded.

As a reminder, the record date for determining the holders of common shares of Hydrogenics entitled to receive notice of and to vote at the special meeting is June 23, 2009.  At the special meeting, Hydrogenics shareholders will be asked to approve the Arrangement. For the Arrangement to be approved by the Hydrogenics shareholders, the resolution must be passed by at least 66 2/3% of the votes cast by shareholders, represented in person or by proxy, at the special meeting.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin Power”). In connection with the proposed transaction, Hydrogenics has filed a registration statement on Form F-4, containing a take-over bid circular/prospectus, with the U.S. Securities and Exchange Commission (“SEC”), which has not yet become effective. Each of Algonquin Power and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin Power’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com